MARTI TECHNOLOGIES, INC.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

October 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Kate Beukenkamp and Donald Field

Re:	Marti Technologies, Inc. Registration Statement on Form F-1 File No. 333-273543

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on October 27, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Marti Technologies, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Scott Westhoff of Latham & Watkins LLP, counsel to the Company, at (312) 876-7605, or in his absence, Ben Winnett at (312) 876-6596, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Marti Technologies, Inc.

By:	/s/ Oguz Alper Oktem
Name:	Oguz Alper Oktem
Title:	Chief Executive Officer

Enclosures

cc: (via e-mail)

Ryan Maierson, Latham & Watkins LLP

Scott Westhoff, Latham & Watkins LLP